June 12, 2017

Hi Ms. Hamill,

This letter is intended to respond to the staff’s comments on two new funds:

1)  Upright AA Plus Fund, and 2) Upright Growth and Income Fund.

Upright Asset Allocation Plus Fund

1)  Please explain Options strategy.

Response:  Because options may be riskier than other types of investments, the Fund's use of options is limited to the aggregate premium, which is the total of paid and received premiums, to no more than 15% of its net assets  (less the amount by which any such positions are in-the-money).  Covered options writing (selling) is not subject to the 15% limitation.

2)  Include confirmation statement regarding segregating assets of notional amount in order to cover the full obligation of CDS.

Response:  The Fund will segregate assets with notional amounts sufficient to cover the full obligation of the credit default swaps.

3)  Include sub-bullets for CDS, Interest Rate Swaps, and Total Return Swaps risks.

Response:

o

Credit Default Swaps Risk:  A credit default swap enables an investor to buy or sell protection against a credit event with respect to an issuer. Credit default swaps may have as reference obligations one or more securities that are not currently held by the Fund. The protection “buyer” may be obligated to pay the protection “seller” an up-front payment or a periodic stream of payments over the term of the contract, provided generally that no credit event on a reference obligation has occurred. Credit default swaps involve special risks in addition to those mentioned above because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

o

Interest Rate Swaps Risk:  In an interest rate swap, the Fund and another party exchange their rights to receive interest payments based on a reference interest rate.

Interest rate swaps are subject to interest rate risk and credit risk. An interest rate swap transaction could result in losses if the underlying asset or reference does not perform as anticipated. Interest rate swaps are also subject to counterparty risk. If the counterparty fails to meet its obligations, the Fund may lose money.

o

Total Return Swaps Risk:  In a total return swap transaction, one party agrees to pay the other party an amount equal to the total return on a defined underlying asset or a non-asset reference during a specified period of time. In return, the other party would make periodic payments based on a fixed or variable interest rate or on the total return from a different underlying asset or non-asset reference. Total return swaps could result in losses if the underlying asset or reference does not perform as anticipated. Total return swaps can have the potential for unlimited losses. They are also subject to counterparty risk. If the counterparty fails to meet its obligations, the Fund may lose money.

4)  Add bullet for Forward Currency risk.

Response:  Forward Currency Contracts Risk: A forward currency contract is an agreement between two parties to buy and sell a currency at a set price on a future date. A Fund may enter into forward currency contracts in connection with settling purchases or sales of securities, to hedge the currency exposure associated with some or all of the Fund’s investments or as part of its investment strategy. The market value of a forward currency contract fluctuates with changes in foreign currency exchange rates. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of foreign securities but allow a Fund to establish a fixed rate of exchange for a future point in time. Forward currency contracts involve the risk that anticipated currency movements will not be accurately predicted, which could result in losses on those contracts and additional transaction costs. Use of such contracts, therefore, can have the effect of reducing returns and minimizing opportunities for gain. A Fund could also lose money when the contract is settled. Gains from foreign currency contracts are typically taxable as ordinary income and may significantly increase an investor’s tax liability.

5)  Move Short Sales from Additional Information to SAI if it is not a primary strategy.

Response:  Short Sales has been moved to Statement of Additional Information.

Upright Growth and Income Fund

Same as 1) and 5) above.

Please indicate if Sector Concentration is a primary strategy.

Resopnse:  Sector risks has been moved to Statement of Additional Information because Sector Concentration is not a primary strategy.

Any questions or comments with respect to the Registration Statement may be communicated to David Chiueh at (973) 533-1818.

Sincerely,

/s/  David Chiueh

David Chiueh

President

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